
December 14, 2011

Mark Fioravanti
Chief Financial Officer
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

> **Re: Gaylord Entertainment Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-13079**

Dear Mr. Fioravanti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Commitments and Contractual Obligations, page 45

1.   Please tell us why you have not disclosed the cash requirements for interest related to your long-term debt obligations. Please refer to footnote 46 in our Release 33-8350.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Liquidity, page 47

2.   We note your cash balance decreased from $124 million at December 31, 2010 to $12 million at September 30, 2011. We further note that you disclose you plan to use your existing cash on hand and cash flow from operations to fund certain expenditures. Additionally, we note you have $317 million of availability under your credit facility. In future filings, please disclose the reason for the decrease in cash. Additional, please disclose your plan to fund your commitments. Please include your proposed disclosures in your response. Please refer to Item 303 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief